Filed by Banco Santander, S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Webster Financial Corporation

Commission File No.: 001-31486

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2026

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Investor Day Presentation – Ana Botin, Executive Chair

Item 1

1 Ana Botín | Executive Chair 25 February | London

2 Important information Non - IFRS and alternative performance measures Banco Santander, S . A . (“Santander”) cautions that this webcast may contain financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015 , and other non - IFRS measures . The APMs and non - IFRS measures were calculated with information from Grupo Santander ; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors . We use the APMs and non - IFRS measures when planning, monitoring and evaluating our performance . We consider them to be useful metrics for our management and investors to compare operating performance between accounting periods . Nonetheless, the APMs and non - IFRS measures are supplemental information ; their purpose is not to substitute the IFRS measures . Furthermore, companies in our industry and others may calculate or use APMs and non - IFRS measures differently, thus making them less useful for comparison purposes . APMs using environmental, social and governance labels have not been calculated in accordance with the Taxonomy Regulation or with the indicators for principal adverse impact in SFDR . For more details on APMs and non - IFRS measures, please see the 2024 Annual Report on Form 20 - F filed with the U . S . Securities and Exchange Commission (the SEC) on 28 February 2025 (https : //www . santander . com/content/dam/santander - com/en/documentos/informacion - sobre - resultados - semestrales - y - anuales - suministrada - a - la - sec/ 2025 /sec - 2024 - annual - 20 - f - 2024 - en . pdf), as well as the section “Alternative performance measures” of Banco Santander, S . A . (Santander) 2025 Annual Report, which is being published on the date hereof . Forward - looking statements Santander hereby warns that this webcast may contain 'forward - looking statements', as defined by the US Private Securities Litigation Reform Act of 1995 . Such statements can be understood through words and expressions like 'expect', 'project', 'anticipate', 'should', 'intend', 'probability', 'risk', 'VaR', 'RoRAC', 'RoRWA', 'TNAV', 'target', 'goal', 'objective', 'estimate', 'future', 'ambition', 'aspiration', 'commitment', 'commit', 'focus', 'pledge' and similar expressions . They include (but are not limited to) statements on future business development, shareholder remuneration policy and non - financial information . However, risks, uncertainties and other important factors may lead to developments and results that differ materially from those anticipated, expected, projected or assumed in forward - looking statements . The important factors below (and others mentioned in this webcast), as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward - looking statements anticipate, expect, project or assume : • general economic or industry conditions (e . g . , an economic downturn ; higher volatility in the capital markets ; inflation ; deflation ; changes in demographics, consumer spending, investment or saving habits ; and the effects of the wars in Ukraine, the uncertainties following the ceasefire agreement in the Middle East or the outbreak of public health emergencies in the global economy) in areas where we have significant operations or investments ;• exposure to operational risks, including cyberattacks, data breaches, data losses and other security incidents ;• exposure to market risks (e . g . , risks from interest rates, foreign exchange rates, equity prices and new benchmark indices) ; • potential losses from early loan repayment, collateral depreciation or counterparty risk ;• political instability in Spain, the UK, other European countries, Latin America and the US ;• changes in monetary, fiscal and immigration policies and trade tensions, including the imposition of tariffs and retaliatory responses ;• legislative, regulatory or tax changes (including regulatory capital and liquidity requirements) and greater regulation prompted by financial crises ;• acquisitions, integrations, divestitures and challenges arising from deviating management’s resources and attention from other strategic opportunities and operational matters ;• climate - related conditions, regulations, targets and weather events ;• uncertainty over the scope of actions that may be required by us, governments and other to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and potential conflicts and inconsistencies among governmental standards and regulations . Important factors affecting sustainability information may materially differ from those applicable to financial information . Sustainability information is based on various materiality thresholds, estimates, assumptions, judgments and underlying data derived internally and from third parties . Sustainability information is thus subject to significant measurement uncertainties, may not be comparable to sustainability information of other companies or over time or across periods and its inclusion is not meant to imply that the information is fit for any particular purpose or that it is material to us under mandatory reporting standards . The sustainability information is for informational purposes only, without any liability being accepted in connection with it except where such liability cannot be limited under overriding provisions of applicable law ;• our own decisions and actions, including those affecting or changing our practices, operations, priorities, strategies, policies or procedures ; and • changes affecting our access to liquidity and funding on acceptable terms, especially due to credit spread shifts or credit rating downgrade for the entire group or core subsidiaries .

3 3 Important information Additionally, Webster Financial Corporation’s (“Webster”) and Santander’s actual results, financial condition and achievements may differ materially from those indicated in these forward - looking statements . Important factors that could cause Webster’s and Santander’s actual results, financial condition and achievements to differ materially from those indicated in such forward - looking statements include, in addition to those set forth in Webster’s and Santander’s filings with the SEC : (1) the risk that the cost savings, synergies and other benefits from the acquisition of Webster by Santander (the “Transaction”) may not be fully realized or may take longer than anticipated to be realized, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Webster and Santander operate ; (2) the failure of the closing conditions in the Transaction agreement by and among Webster, Santander and a wholly owned subsidiary of Webster providing for the Transaction to be satisfied, or any unexpected delay in closing the Transaction or the occurrence of any event, change or other circumstances that could delay the Transaction or could give rise to the termination of the Transaction agreement ; (3) the outcome of any legal or regulatory proceedings or governmental inquiries or investigations that may be currently pending or later instituted against Webster, Santander or the combined company ; (4) the possibility that the Transaction does not close when expected or at all because required regulatory, stockholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed Transaction) ; (5) disruption to the parties’ businesses as a result of the announcement and pendency of the Transaction ; (6) the costs associated with the anticipated length of time of the pendency of the Transaction, including the restrictions contained in the definitive Transaction agreement on the ability of Webster to operate its business outside the ordinary course during the pendency of the Transaction ; (7) risks related to management and oversight of the expanded business and operations of the combined company following the closing of the proposed Transaction ; (8) the risk that the integration of Webster’s operations with Santander’s will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses ; (9) the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events ; (10) reputational risk and potential adverse reactions of Webster’s or Santander’s customers, employees, vendors, contractors or other business partners, including those resulting from the announcement or completion of the Transaction ; (11) the dilution caused by Santander’s issuance of additional ordinary shares and corresponding American depositary shares, each representing the right to receive one of its ordinary shares (“ADSs”), in connection with the Transaction ; (12) the possibility that any announcements relating to the Transaction could have adverse effects on the market price of Webster’s common stock and Santander’s ordinary shares and ADSs ; (13) a material adverse change in the condition of Webster or Santander ; (14) the extent to which Webster’s or Santander’s businesses perform consistent with management’s expectations ; (15) Webster’s and Santander’s ability to take advantage of growth opportunities and implement targeted initiatives in the timeframe and on the terms currently expected ; (16) the inability to sustain revenue and earnings growth ; (17) the execution and efficacy of recent strategic investments ; (18) the impact of macroeconomic factors, such as changes in general economic conditions and monetary and fiscal policy, particularly on interest rates ; (19) changes in customer behavior ; (20) unfavorable developments concerning credit quality ; (21) declines in the businesses or industries of Webster’s or Santander’s customers ; (22) the possibility that the combined company is subject to additional regulatory requirements as a result of the proposed Transaction or expansion of the combined company’s business operations following the proposed Transaction ; (23) general competitive, political and market conditions and other factors that may affect future returns of Webster and Santander, including changes in asset quality and credit risk ; (24) security risks, including cybersecurity and data privacy risks, and capital markets ; (25) inflation ; (26) the impact, extent and timing of technological changes ; (27) capital management activities ; (28) competitive product and pricing pressures ; (29) the outcomes of legal and regulatory proceedings and related financial services industry matters ; and (30) compliance with regulatory requirements . Any forward - looking statement made in this communication is based solely on information currently available to us and speaks only as of the date on which it is made . Forward looking statements are based on current expectations and future estimates about Santander’s and third - parties’ operations and businesses and address matters that are uncertain to varying degrees, including, but not limited to developing standards that may change in the future ; plans, projections, expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third parties’ energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third - parties’ businesses related thereto ; Santander’s and third - parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions ; changes in operations or investments under existing or future environmental laws and regulations ; and changes in government regulations and regulatory requirements, including those related to climate - related initiatives . Forward - looking statements are aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this webcast and are informed by the knowledge, information and views available on such date and are subject to change without notice . Banco Santander is not required to update or revise any forward - looking statements, regardless of new information, future events or otherwise, except as required by applicable law .

4 4 Important information ADDITIONAL INFORMATION ABOUT THE ACQUISITION OF WEBSTER AND WHERE TO FIND IT INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F - 4 AND THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM F - 4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F - 4 AND THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING WEBSTER, SANTANDER, THE TRANSACTION AND RELATED MATTERS . Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Webster or Santander through the website maintained by the SEC at http : //www . sec . gov . No offer or solicitation This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 , as amended (the “Securities Act”) . No investment activity should be undertaken on the basis of the information contained in this communication . By making this communication available, no advice or recommendation is being given to buy, sell or otherwise deal in any securities or investments whatsoever . Participants in the solicitation Webster, Santander and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Webster in connection with the Transaction under the rules of the SEC . Information regarding the directors and executive officers of Webster and Santander is set forth in (i) Webster’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, including under the headings entitled “Director Nominees”, “Director Independence”, “Non - Employee Director Compensation and Stock Ownership Guidelines”, “Compensation and Human Resources Committee Interlocks and Insider Participation”, “Executive Compensation”, “ 2024 Pay Versus Performance” and “Security Ownership of Certain Beneficial Owners and Management”, which was filed with the SEC on April 11 , 2025 and is available at https : //www . sec . gov/ix?doc=/Archives/edgar/data/ 0000801337 / 000080133725000015 /wbs - 20250411 . htm, and (ii) Santander’s Annual Report on Form 20 - F for the year ending December 31 , 2024 , including under the headings entitled “Directors and Senior Management”, “Compensation”, “Share Ownership” and “Majority Shareholders and Related Party Transactions”, which was filed with the SEC on February 28 , 2025 and is available at https : //www . sec . gov/ix?doc=/Archives/edgar/data/ 0000891478 / 000089147825000054 /san - 20241231 . htm . To the extent holdings of each of Webster’s or Santander’s securities by its directors or executive officers have changed since the amounts set forth in Webster’s definitive proxy statement for its 2025 Annual Meeting of Stockholders and in Santander’s Annual Report on Form 20 - F for the year ending December 31 , 2024 , such changes have been or will be reflected on Webster’s Statements of Change of Ownership on Form 4 filed with the SEC and on Santander’s Annual Report on Form 20 - F for the year ending December 31 , 2025 . Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus of Webster and Santander and other relevant materials to be filed with the SEC when they become available . You may obtain free copies of these documents through the website maintained by the SEC at https : //www . sec . gov . Past performance does not indicate future outcomes Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or earnings (including earnings per share) will necessarily be the same or higher than in a previous period . Nothing mentioned in this webcast should be taken as a profit and loss forecast . Third Party Information In particular, regarding the data provided by third parties, neither Santander, nor any of its directors, managers or employees, either explicitly or implicitly, guarantees that these contents are exact, accurate, comprehensive or complete, nor are they obliged to keep them updated, nor to correct them in the case that any deficiency, error or omission were to be detected . Moreover, in reproducing these contents in by any means, Santander may introduce any changes it deems suitable, and may omit, partially or completely, any of the elements of this webcast, and in case of any deviation, Santander assumes no liability for any discrepancy .

5 Agenda UK times . 12:00 – Registration and lunch 13:00 – Ana Botín 13:45 – Héctor Grisi 14:30 – Coffee break 14:45 – Jose García Cantera 15:30 – Q&A session 16:15 – Closing remarks

Santander, an open global financial services platform

Our Aim
To be the best open financial services platform

Our Purpose
To help people and businesses prosper

Our How
Everything we do should be Simple, Personal and Fair

our approach

+ Global businesses
& Network businesses

Scale
In-market and Global

Customers
180mn

Total transactions
1.3trn / year

Network businesses
Across CIB, Wealth, Payments

Customer Focus
Digital bank with branches

Branches **7,124** WorkCafés **248**

Well diversified by
1. Country
2. Business
3. Balance sheet[1]



Loan book
40%
25%
15%
20%
Europe
UK
US
LatAm

Data as of 2025 unless otherwise stated.
1. Grupo Santander 2025 pro-forma excluding Poland, including Webster + TSB. Loan book distributions based on the operating areas excluding the Corporate Centre. LatAm including Rest of the Group. Soft currencies: MXN, BRL, CLP, ARS and rest of LatAm currencies. Hard currencies: EUR, USD, GBP and rest of European currencies. TSB and Webster transactions pending completion and subject to customary conditions including regulatory and, for Webster also shareholder approvals.

ID'26
6

We have always delivered and consistently exceeded all of our strategic plans

	Laying the foundations 2015 – 2018		Building global platforms & path towards ONE Santander 2019 – 2022		A new phase of value creation 2023 – 2025	
	Plan	2018	Plan	2022	Plan	2025
CET1 FL	>11%	11.3%	11-12%	12.0%	>12%	13.5%
RoTE	>11%	11.7%	13-15%	13.4%	15-17%	17.1%
Payout	30-40%[1]	41%[1]	40-50%[2]	40%[2]	50%[2]	50%[2]
TNAVps+DPS					DD growth through-the-cycle	+14%

The board of directors intends (1) to apply an ordinary shareholder remuneration policy for 2026 to 2028 results that entails allocating approximately 50% of the Group's underlying profit (excluding non-cash, non-capital ratios impact items), split approximately evenly between cash dividends and share buybacks for 2026 results, and (2) to distribute to shareholders any excess capital at the end of the 2026-2028 period. From 2027 results, the ordinary shareholder remuneration policy is expected to comprise around 35% of Group underlying profit (on the same basis) in cash dividends and around 15% in share buybacks. Execution of the shareholder remuneration policy and of the distribution to shareholders any excess capital at the end of the 2026-2028 period remain subject to future corporate and regulatory decisions and approvals. 1. Cash dividend payout. 2. Total payout Including cash dividends and share buybacks.

ID'26

7

8 Robust asset quality Predictable and growing EPS P rofit c.3x since 2013 P re - provision profit / Cost of Risk c.3 x among peers 1 (1999 - 2025) Lowest EP S volatilit y 2.90% 2.83% 2.97% 2.89% 2.80% 2.49% 2.57% 2.70% 3.03% 3.36% 3.38% 1.25% 1.18% 1.07% 1.00% 1.00% 1.28% 0.77% 0.99% 1.18% 1.15% 1.15% 1.65% 1.65% 1.90% 1.89% 1.80% 1.21% 1.80% 1.70% 1.85% 2.21% 2.23% 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 Pre - provision profit / loans minus CoR 8.0x 1.3x 3.4x 4.9x 1.2x 1.8x 0.7x 7.8x 7.5x 1.1x Profit increase 1999 - 2025 608% 292% 141% 119% 117% 89% 43% 42% 38% 11% EPS Volatility (1999 - 2025) Pre - provision profit / loans CoR We deliver growth that compounds with low volatility and a high degree of predictability Note : Figures as of Dec’ 25 . 1. Source : Bloomberg, with GAAP Criteria . Note : Standard deviation of the quarterly EPS starting from the first available data since Jan’ 99 . Peers : Citi, JP Morgan, BofA, Wells Fargo, Unicredit, UBS, Société Générale, BNP Paribas, ING . Peers’ figures as of Sep’ 25 .

9 Over the last three years, we have grown our customer base by 13% and revenue by 20%... 1. Figures reported as of Dec’ 25 in € . €52bn Customers 160 mn 180m n Retail & Commercial Openbank CIB Wealth Payments €27.0bn €12.4bn € 6.7 bn €2.7bn €4.9bn 2022 2025 €62bn €31.2bn €13.0bn €8.5bn €4.2bn €6.0bn +23% +58% +27% +5% +16% Total revenue 1 Network businesses R etail & Commercial Openbank CIB Wealth Payments +20% +13% € - 1.5bn € - 0.6bn Corporate Centre Corporate Centre

… improving efficiency and growing customers by **CHANGING THE MODEL:**

ONE TRANSFORMATION


Efficiency ratio
45.8%
c. 2.5%
ONE Transformation
c. 1%
Global & Network businesses
c. 1%
Global Tech capabilities & others
41.2%
• Product simplification -61% vs. 2022
• 70% products / services digitally available (51% in 2022)
• US: c.$300mn efficiencies captured in Consumer and Commercial since 2022
• Wealth: collaboration fees with CIB and Corporates reached €4.3bn (+9% vs. 2024)
• Consumer: expansion of OEM agreements
• Multi-Nationals: +2% YoY revenue growth
• Global approach to technology:
o Gravity (back-end) efficiencies
o Process optimization
o Global vendor agreements
o IT&Ops shared-services
2022
2022 - 2025
2025

AND DISCIPLINED CAPITAL HIERARCHY

ID'26

Note: 2025 reported.

10

11 is underway… The Santander of tomorrow

12 12 2026 – 2028 targets FINANCIAL North Star Note : The board of directors intends (1) to apply an ordinary shareholder remuneration policy for 2026 to 2028 results that entails allocating approximately 50 % of the Group’s underlying profit (excluding non - cash, non - capital ratios impact items), split approximately evenly between cash dividends and share buybacks for 2026 results, and (2) to distribute to shareholders any excess capital at the end of the 2026 - 2028 period . From 2027 results, the ordinary shareholder remuneration policy is expected to comprise around 35 % of Group underlying profit (on the same basis) in cash dividends and around 15 % in share buybacks . Execution of the shareholder remuneration policy and of the distribution to shareholders of any excess capital at the end of the 2026 - 2028 period remain subject to future corporate and regulatory decisions and approvals . 1 . vs . 2025 . Reinvesting capital organically >20% RoTE Increase cash dividend payout to 35% from 2027 Shareholder remuneration 50% Payout >x2 by 2028 1 Cash DPS TNAVps+DPS Accelerating to High teens by 2028 Double - digit EPS annual growth 2026 - 2028 & Profitable growth >20% RoTE by 2028 >€20bn Profit Strength c.13% CET1 12 - 13% operating range Excess >13% to be returned at the end of the plan

13 13 Key OPERATIONAL targets 2028 targets Active customers c.125mn from 106mn in 2025 Fees per active customer € constant c.135 from 130 in 2025 Customers >210mn from 180mn in 2025 Revenue up MSD and total costs down every year 1 on the back of ONE Transformation Cost per active customer € constant c.220 from 264 in 2025 Gravity & One App serving > 80% of retail customers Note : Customers projections include TSB and Webster . TSB and Webster transactions pending completion and subject to customary conditions including regulatory and, for Webster, shareholder approvals . 1. € constant at constant perimeter (excluding Poland in 2025 and announced bolt - ons) .

14 Note : TSB and Webster transactions pending completion and subject to customary conditions including regulatory and, for Webster also shareholder approvals . 1. € constant at constant perimeter (excluding Poland in 2025 and announced bolt - ons) . Revenue u p Increasing RoTE & Scale Customer focus Diversificatio n ONE Transformation Higher V alue Creation Network businesses Disciplined capital allocation driving best - in - class profitability Customer growth Leveraging Tech & AI Our unique business model and ONE Transformation , powered by our network businesses, will drive a new paradigm of growth and capital allocation Costs down every year 1 M&A execution

15 15 Customer growth ONE Transformation Network businesses Leveraging Tech & AI 2 3 1 4

Driving sustainable *customer growth* through a connected and diversified franchise



1
Customers
>210mn
180mn
172mn
Customer experience
• ONE Transformation
• Omnichannel customer experience through AI-driven personalization
• Deepen primacy
• Insurance
Network flywheel
• Global scale and platforms
• Leading local franchises built on trust
Announced bolt-ons
• TSB
• Webster
2024
Retail & Commercial
Openbank
Wealth & CIB
2025
2025 - 2028
2028 target

Note: Customers projections include TSB and Webster. TSB and Webster transactions pending completion and subject to customary conditions including regulatory and, for Webster also shareholder approvals.

ID'26 16

17 2 Benefits from ONE Transformation will increase exponentially… Note : TSB and Webster transactions pending completion and subject to customary conditions including regulatory and, for Webster also shareholder approvals . 1. Net impact in Cost base by 2028 . 2. Cost synergies are pre - tax, annual and full run - rate expected at the end of 2028 . Cost synergies do not include restructuring costs, for c . 1 x cost - synergies, or amortization of CDI . 2025 pro - forma 2028 target €28.5 bn <€27 bn Cost synergies 2 TSB >£400mn Webster c.$800mn 2025 - 2028 Inflation & investments 1 €3.5 - 4.5bn ONE Transformation efficiencies 1 €4 - 5bn Cost base € c onsta nt

18 2 … by leveraging AI, our network businesses and M&A to structurally reduce our efficiency ratio Note : Efficiency ratio adjusted to new criteria . Pro - forma efficiency ratio at 45 . 9% . TSB and Webster transactions pending completion and subject to customary conditions including regulatory and, for Webster also shareholder approvals . Cost synergies are pre - tax, annual and full run - rate expected at the end of 2028 . Cost synergies do not include restructuring costs, for c . 1 x cost - synergies, or amortization of CDI . 2025 2028 target Announced bolt - ons 45.3% c.36% ONE Transformation AI c. 1 % Network businesses Global Tech Efficiency ratio c. 2 % c. 3 % c. 1 % c. 2 % ONE Transformation • CX for customer growth • Simplification & Automation • Digital availability • Contact Centers via digital self service • Increase network collaboration revenue • Reduce cost per transaction: - 40% cost per payment transaction by 2028 • Build once and deploy across the Group • Leverage common architectures, cloud capabilities and data • Global vendor consolidation • Gravity 2.0 • Incremental cost for growth: €0 • Leverage AI to gain primacy with customers • AI to maximize cross - sell across businesses • Agentic commerce • >€1bn business value generated • Synergies TSB + Webster

19 Global Peers Average 1 51% R&C and O penbank 2 c.30 - 38% Digital players with Global Platforms 3 <34% Efficiency ratio Our Global Platforms will position us to operate with fintech - like efficiency by 2028 with further upside beyond 2 With ONE Transformation delivering unmatched operating leverage through global platform - driven models plus bolt - on acquisitions 1. Global Peers group includes BBVA, BNP Paribas, ING, Unicredit, HSBC, Crédit Agricole, Itau , Citi and Scotiabank (Q 3 ’ 25 figures) . 2. Retail & Commercial and Openbank combined efficiency ratio target by 2028 . 3. Digital players group includes Revolut ( 2024 , costs excluding marketing expenses), Nubank (Q 3 ’ 25 figures), and Chime (Q 3 ’ 25 figures) .

2

ONE Transformation: Our Retail & Commercial and Openbank RoTE improvement is mostly under our control

Retail & Commercial and Openbank combined RoTE waterfall



14.8%[1]
>+1pp
Webster
TSB
>+1pp
>+1pp
>+1pp
>20%
2025
Announced bolt-ons
Efficiencies
Growth
Capital allocation
2028 target

Note: RoTE percentage points change including weighted average impact from the growth in tangible equity.TSB and Webster transactions pending completion and subject to customary conditions including regulatory and, for Webster also shareholder approvals. Cost synergies are pre-tax, annual and full run- rate expected at the end of 2028. Cost synergies do not include restructuring costs, for c.1x cost-synergies, or amortization of CDI.

1. Excluding Motor Finance.

ID'26

20

21 CIB Strategic aims 2028 targets <43% Efficiency ratio by 2028 HSD Fee income growth 2025 - 28 CAGR >2 0 % RoTE by 2028 Combine global reach with local execution Remain below 20% of allocated capital Deepen customer primacy Strengthen protection and retirement solutions From processing to commerce platform Use technology and data to compound returns Build the most trusted and resilient payments infrastructure > 20% PB&AM AUMs by 2028 DD Fee income growth 2025 - 28 CAGR >60% RoTE by 2028 - 40% Cost per payments transaction by 2028 >15% Revenue growth 2025 - 28 CAGR c. 45% EBITDA margin by 2028 Wealth Payments 3 Network businesses will power our next phase of growth Our n etwork businesses create a flywheel effect, increasing capital - light earnings and driving higher returns

22 Brazil planned for 2026 70% implemented already Gravity 2022 - 2025 Program in countries and businesses 1.3trn transactions /yr With real - time data access 80% of global transactions To run on Gravity’s new back - end by mid 2026 Gravity 2.0 2026 - 2028 New operating model Global platforms at scale AI embedded Payments Hub - an example of a Full Platform Model IT resource reduction Payments related applications across countries - 45% 2022 - 2025 By 2028 - 16 % with Gravity 2.0 with Gravity From +25 0 One To Payments Hub 4 Gravity 2.0: From country and business deployment to global scale monetization 3 - 4x faster product deployment >400 changes per week Core banking capabilities running on global, cloud - native platforms

4

AI. Our domain and tech expertise and scale advantage enable us to play defense and offense

Why we are **structurally advantaged** » Trust & Brand » Proprietary data at scale 180mn customers » Embedded in the business » Financial strength » Primary customer relationships » AI companies build tools. **We integrate AI into a banking platform at scale**

Our AI Strategy

Defensive

Structural productivity

AI embedded in the core:

- Software development
- Contact centers
- Redesign processes

Protecting margins and industrializing efficiency

Offensive

Platform & Ecosystem Growth

AI expanding our reach:

- Embedded finance (Openbank, Auto)
- Agentic payments (PagoNxt)
- AI-enabled primacy and personalization

Selective. Scalable. Disciplined.

How we scale

We execute large global initiatives powered by core capabilities, leveraging:

- Our proprietary knowledge
- Our functional expertise
- Strategic technology partners

→ *Built once. Deployed everywhere.*

2028 targets

Combination of revenue growth & cost reductions >€1bn



Revenue growth
Costs

c.-1pp Group's C/I improvement enabled by Data & AI

ID'26
23

24 Today Our agent Factory Ebury IP reduction of cross - border payments’ costs Out of the 100’s of processes analysed, 10 processes represented over 60% of the costs 50 % SMEs x - border leading solution in 30 markets Over 31,000 customers by 2025 (+35% YoY) c.2mn outgoing payments in 2025 (+28% YoY) Ambition Asset factoring Orchestration Governance Observability Validation Training Data Transactions, monitoring, payments, collections 4 Scaling AI through building blocks : Ebury example with AI to “turbo charge” cross - border payments

25 2025 2028 target Hard currency Announced bolt - ons Soft currency Underlying profit >€3 bn >€2 bn >€2 bn € 13.1 b n 1 >€20b n Note : Data in € . Soft currencies : MXN, BRL, CLP, ARS, PLN and rest of LatAm currencies . Hard currencies : EUR, USD, GBP and rest of European currencies . TSB and Webster transactions pending completion and subject to customary conditions including regulatory and, for Webster also shareholder approvals . 1. Excluding Poland . € 14 . 1 bn including Poland . The roadmap to >€20bn profit

26 2025 2028 target RoTE waterfall 16.3% >20 % Beyond 2028 15.2% Ex - Poland >21% c. 16% >20% >6 0 % c. 45% 2 Further upside from revenue and cost synergies Retail & Commercial Openbank CIB Wealth Payments Note : Targets by 2028 , unless otherwise stated . 1. Retail & Commercial and Openbank combined efficiency ratio 2028 target . 2. EBITDA margin . The roadmap to >20% RoTE 17% 2025 RoTE 8% 18% 61% 35% 2 Efficiency ratio 1 <34%

27 powers our ambition Capital discipline

28 2026 - 2028 1 2 4 Special distributions Organic growth Ordinary distributions Bolt - on acquisitions 1 Capital allocation framework 3 2025 2028 target > 13% 13.5 % CET1 ratio >€50b n 2 o f capital to fund growth & distributions Increasing Group’s capacity to generate free capital Excess capital >13% to be returned to shareholders at the end of plan Note : Data in € . The board of directors intends (1) to apply an ordinary shareholder remuneration policy for 2026 to 2028 results that entails allocating approximately 50 % of the Group’s underlying profit (excluding non - cash, non - capital ratios impact items), split approximately evenly between cash dividends and share buybacks for 2026 results, and (2) to distribute to shareholders any excess capital at the end of the 2026 - 2028 period . From 2027 results, the ordinary shareholder remuneration policy is expected to comprise around 35 % of Group underlying profit (on the same basis) in cash dividends and around 15 % in share buybacks . Execution of the shareholder remuneration policy and of the distribution to shareholders of any excess capital at the end of the 2026 - 2028 period remain subject to future corporate and regulatory decisions and approvals . 1 . No significant bolt - on acquisitions while we focus on the integration of TSB and Webster . 2 . Profit + capital actions . Step - up in organic capital generation, driving sustainable and profitable growth

Our M&A execution is aligned with our capital hierarchy and is expected to deliver 9% profit growth post synergies

Sold

Poland

acquired

TSB	**UK**	**UK RoTE 2028 target**	**c.16%**	Top 3 Retail Personal Current Accounts
Webster	**US**	**US RoTE 2028 target**	**c.18%**	Top 5 Northeast deposit franchise

RoIC for both acquisitions **+6pp above SBBs**

1. Together, these transactions are expected to drive a 9% profit growth post synergies (2-3 years)
2. Accelerating the transformation of the UK and the US into top tier profitability by 2028
3. Mix shift to lower CoE businesses in hard currency

ID'26

Note: profit delta in €. TSB and Webster transactions pending completion and subject to customary conditions including regulatory and, for Webster also shareholder approvals. Cost synergies are pre-tax, annual and full run- rate expected at the end of 2028. Cost synergies do not include restructuring costs, for c.1x cost-synergies, or amortization of CDI.

29

30 Loan book Post TSB and Webster, all geographies are expected to deliver >15% RoTE , with c.65% of our operating PBT generated in hard currency markets Excl. Poland , incl. Webster + TSB acquisitions 22% Soft currency Hard currency Santander 2025 pro - forma 7 5% 20% 2 5% 80% 40% 25% 15% 20% 22% Europe UK US LatAm Geographical diversification Santander 2025 11% 22% 21% 46% Note: Loan book and operating PBT distributions based on the operating areas excluding the Corporate Centre. Operating PBT= n et operating income – LLPs. TSB and Webster transactions pending completion and subject to customary conditions including regulatory and, for Webster also shareholder approvals. Soft currencies: MXN, BRL, CLP, ARS , P LN (soft currency shaded in white within Europe in the pie charts) and rest of LatAm currencies. Hard currencies: EUR, USD, GBP and rest of European currencies. Our bolt - on acquisitions are expected to bring the share of hard currency loans to 80% Soft currency Hard currency

31 next chapter Our

32 32 Our investment case >20% RoTE by 2028 EPS € 0.91 Double - digit annual growth 2026 - 2028 2025 2028 target 5.76 0.0 1.0 2.0 3.0 4.0 5.0 6.0 7.0 8.0 9.0 10.0 TNAVps + Cash D PS € per share Accelerating to High teens by 2028 2025 2028 target Cash DPS >x2 by 2028 1 1. vs . 2025 .

33 Improved capital structure and lower weight of soft currencies, accelerating shareholder value creation 1. High level analysis of TNAVps main components’ evolution over the 3 years, using a simple average calculation . Organic generation as average RoTE, FX & Others include intangibles and other minor items . 2. 2022 - 25 Ro TE re - expressed post - AT 1 for comparability purposes . TNAVps (BoP) Organic generation FX & others Avg. Value creation TNAVps (Dec - 25) Organic generation FX & others Avg. Value creation 0.00 2.00 4.00 6.00 8.00 10.00 12.00 14.00 16.00 Accelerating to €5.76 Lower FX exposure €4.26 c. - 2pp c.+14% c.16% avg. 2025 – 2028 target avg. value creation 1 2022 – 2025 avg. value creation 1 H igh teens by 2028 RoTE 2 17 - 20% avg. RoTE DPS €0.56 cash DPS TNAV ps TNAV ps €5.76 TNAVps (Dec - 22)

34 34 2026 – 2028 targets FINANCIAL North Star Note : The board of directors intends (1) to apply an ordinary shareholder remuneration policy for 2026 to 2028 results that entails allocating approximately 50 % of the Group’s underlying profit (excluding non - cash, non - capital ratios impact items), split approximately evenly between cash dividends and share buybacks for 2026 results, and (2) to distribute to shareholders any excess capital at the end of the 2026 - 2028 period . From 2027 results, the ordinary shareholder remuneration policy is expected to comprise around 35 % of Group underlying profit (on the same basis) in cash dividends and around 15 % in share buybacks . Execution of the shareholder remuneration policy and of the distribution to shareholders of any excess capital at the end of the 2026 - 2028 period remain subject to future corporate and regulatory decisions and approvals . 1 . vs . 2025 . Reinvesting capital organically >20% RoTE Increase cash dividend payout to 35% from 2027 Shareholder remuneration 50% Payout >x2 by 2028 1 Cash DPS TNAVps+DPS Accelerating to High teens by 2028 Double - digit EPS annual growth 2026 - 2028 & Profitable growth >20% RoTE by 2028 >€20bn Profit Strength c.13% CET1 12 - 13% operating range Excess >13% to be returned at the end of the plan

Thank you

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	February 25, 2026	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Corporate Compliance